March 8, 2007

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7010 Attention: Terence O’Brien, Branch Chief

Re:                             Norcross Safety Products L.L.C.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 27, 2006
File No. 333-110531

Dear Mr. O’Brien:

We have set forth below the response of Norcross Safety Products L.L.C. (the “Company”) to the comments contained in the letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 22, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 filed on March 27, 2006.  For your convenience, we have repeated the Staff’s comments below before our response.

1.                                       Based on the foregoing, please confirm that starting with your December 31, 2006 Form 10-K, you will disclose the pertinent, clarifying information that you have provided in your prior response to thoroughly explain how and why the reserve remained at $1.25 million through the acquisition date, then increased to $5.0 million as of December 31, 2005, and finally was adjusted to $7.0 million as of June 30, 2006, including adequate disclosure of the additional information you were waiting for at each balance sheet date during the allocation period.

Response: The Company confirms that it will disclose the clarifying information from its responses as requested by the Staff starting with its Form 10-K for the year ended December 31, 2006.

Supplementally, please be advised the Company will include the following disclosure related to the respiratory reserve in its Form 10-K for the year ended December 31, 2006 (addition/changes to address the Staff’s comments are shown in bold text):

The Company is subject to various claims arising in the ordinary course of business. Most of these lawsuits and claims are product liability matters that arise out of the use of respiratory product lines manufactured by the Company’s North Safety Products subsidiary. As of December 31, 2006, our North Safety Products subsidiary, along with its predecessors and/or the former owners of such business were named as defendants in approximately 632 lawsuits involving respirators allegedly manufactured and sold by it or its predecessors. We are also monitoring an additional 12 lawsuits in which we feel that North Safety Products, its predecessors and /or the former owners of such businesses may be named as defendants. Collectively, these 644 lawsuits represent approximately 8,746 (excluding spousal claims) plaintiffs. Approximately 85% of these lawsuits involve plaintiffs alleging injury resulting from exposure to silica dust, with the remainder alleging injury from exposure to other particles, including asbestos. These lawsuits typically allege that the purported injuries resulted in part from respirators that were negligently designed and/or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to respirator manufacturers, employers of the plaintiffs and manufacturers of sand (used in sand blasting) and asbestos. We acquired our North Safety Products subsidiary on October 2, 1998 from Siebe plc. In connection with the acquisition, Siebe, which was subsequently merged with BTR plc (now known as “Invensys plc”), contractually agreed to indemnify us for any losses, including costs of defending claims, resulting from respiratory products manufactured or sold prior to our acquisition of North Safety Products in October 1998.

In addition, our North Safety Products subsidiary is contractually entitled to indemnification from Norton Company, an affiliate of Saint-Gobain, which owned the North Safety Products business prior to Invensys. Pursuant to a December 14, 1982 asset purchase agreement, Siebe Norton, Inc., a newly formed wholly-owned subsidiary of Norton Company, acquired the assets of Norton’s Safety Products Division and the stock of this company was in turn acquired by Siebe Gorman Holdings PLC. Under the terms of the agreement, Siebe Norton, Inc. did not assume any liability for claims relating to products shipped by Norton Company prior to the closing date. Moreover, Norton Company covenanted in the agreement to indemnify Siebe Norton, Inc. and its successors and assigns against any liability resulting from or arising out of any state of facts, omissions or events existing or occurring on or before the closing date, including, without limitation, any claims arising from products shipped by Norton Company or any of its affiliates prior to the closing date.  Siebe Norton, Inc., whose name was subsequently changed to Siebe North Inc., was subsequently acquired by us as part of the 1998 acquisition of the North Safety Products business from Invensys.

Despite these indemnification arrangements, we could potentially be liable for losses or claims relating to products manufactured prior to the October 1998 acquisition date if Invensys fails to meet its obligations to indemnify us and we could potentially be liable for losses and claims relating to products sold prior to January 10, 1983 if both Invensys and Norton fail to meet their obligations to indemnify us. We could also be liable if the alleged exposure involved the use of a product manufactured by us after our October 1998 acquisition of the North Safety Products business.

Effective July 1, 2006, we entered into a joint defense agreement through December 31, 2008 with the former owners of the North Safety Products business (the “Joint Defense Agreement” or “JDA”).  Under the terms of the Joint Defense Agreement, we agreed to pay a weighted average percentage of defense costs (including legal fees, expert witnesses and out of pocket expenses) associated with defending ourselves and the prior owners of the North Safety Products business subject to a cap of $525,000, $960,000 and $1.0 million for the period from July 1, 2006 through December 31, 2006, the year ended December 31, 2007 and the year ended December 31, 2008, respectively.  The cap excludes settlement costs and other costs incurred exclusively by us (including trial costs and special requests of counsel), which we will be required to pay under the JDA.  Separately, we agreed to pay Invensys $200,000 related to settled cases through June 30, 2006 in which Invensys claims that the period of alleged exposure included periods after October 1998.

Although the JDA expires on December 31, 2008, we expect to incur additional defense and settlement costs beyond this date. We will consider our alternatives for defending the claims as the JDA nears expiration and determine the appropriate course of action, which would include an extension of the JDA.

Based upon information provided to the Company by Invensys, the Company believes activity related to these lawsuits was as follows for the periods indicated:

	2004		2005		2006
	Plaintiffs	Cases	Plaintiffs	Cases	Plaintiffs	Cases
Beginning lawsuits	24,002	680	25,944	858	18,459	1,148
New lawsuits	4,658	372	2,226	587	653	498
Settlements	(546)	(46)	24	(32)	(5)	(5)
Dismissals and other	(2,170)	(148)	(9,735)	(265)	(10,361)	(997)
Ending lawsuits	25,944	858	18,459	1,148	8,746	644

Both the rate of new filings and the number of existing claimants have declined dramatically since 2003 as courts and legislatures have tightened the rules on when and where the silica claims can be pursued in an effort to reduce the large number of unmeritorious claims.  The new rules make bringing silica cases on a mass level much less attractive to the plaintiffs’ bar.  Plaintiffs’ attorneys in many jurisdictions can no longer (1) find a worker with some stated exposure to silica, (2) take a X-ray of his chest, (3) have it interpreted as demonstrating lung shadows by a radiologist, (4) then file a single lawsuit in a dangerous venue with hundreds of other plaintiffs against hundreds of defendants with the pleading containing little more than the parties’ names and some standard pleading language. More specifically, the legislatures of at least seven states — including former hotbeds of silica litigation such as Texas, Florida and Ohio — passed impairment-criteria legislation that redefined injury. These acts force plaintiffs to prove impairment as a result of their exposure to qualify for judicial treatment.  The same legislation requires that each silica claimant be tried individually, and not in the multiple plaintiff format in which the potential for large verdicts resulted from increased plaintiffs and where a few meritorious claims could increase the value of unmeritorious ones. Further tort reform in Texas created a state-wide multi-district litigation (“MDL”) wherein one judge presides over the pretrial of all Texas-silica cases. In Mississippi, the Supreme Court changed the venue rules making it much more difficult to file out-of-state plaintiffs there. The Mississippi court also changed the pleading requirements making the plaintiffs’ attorneys include plaintiff-specific allegations against each defendant sued, instead of the vague allegations against hundreds of defendants.

Plaintiffs have asserted specific dollar claims in approximately 28% of the approximately 632 cases pending as of December 31, 2006 in which North Safety Products, its predecessors and/or the former owners of such businesses have been named as defendants. A majority of jurisdictions prohibit specifying damages in tort cases such as these, and most of the remaining jurisdictions do not require such specification. In those cases in which plaintiffs choose to assert specific dollar amounts in their complaints, brought in states that permit such pleading, the amounts claimed are typically not meaningful as an indicator of a company’s potential liability. This is because (1) the amounts claimed typically bear no relation to the level of the plaintiff’s injury, (2) the complaints typically assert claims against numerous defendants, and (3) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and, ultimately, are resolved without any payment or payment of a small fraction of the damages initially claimed. Of the 632 complaints maintained in our records, 454 do not specify the amount of damages sought, 25 generally allege damages in excess of $50,000, one alleges compensatory damages in excess of $50,000 and an unspecified amount of punitive damages, 81 allege compensatory damages and punitive damages, each in excess of $25,000, two generally allege damages in excess of $100,000, four allege compensatory damages and punitive damages, each in excess of $50,000, 20 generally allege damages of $15.0 million, one generally alleges damages of $23.0 million, one alleges compensatory damages and punitive damages, each in excess of $10,000, four allege general damages of $18.0 million and punitive damages of $10.0 million, two allege general damages of $13.0 million and punitive damages $10.0 million, one alleges compensatory and punitive damages, each in excess of $15,000, one alleges punitive damages in excess of $25,000, one alleges punitive damages in excess of $50,000, nine generally allege damages in excess of $15,000, 12 generally allege damages in excess of $25,000, one alleges compensatory damages of $18.0 million and punitive damages of $10.0 million, one alleges punitive damages of $13.5 million and compensatory damages of $10.0 million, one alleges punitive damages of $13.0 million and compensatory damages of $10.0 million, seven allege compensatory damages of $13.0 million and punitive damages of $10.0 million, one alleges compensatory and punitive damages, each of $15,000, and two allege compensatory and punitive damages, each in excess of $15.0 million. We currently do not have access to the complaints with respect to the previously mentioned additional 12 monitored cases, and therefore do not know whether these cases allege specific damages, and if so, the amount of such damages, but are in the process of seeking to obtain such information. Due to the reasons noted above and to the indemnification arrangements benefiting us, we do not believe that the damage amounts specified in these complaints are a meaningful factor in any assessment of our potential liability.

Bankruptcy filings of companies with asbestos and silica-related litigation could increase our cost over time. If we were found liable in these cases and either Invensys or Norton Company failed to meet its indemnification obligations to us or the suit involved products manufactured by us after our October 1998 acquisition of North Safety Products, it would have a material adverse effect on our business.

The Predecessor recorded a $1.25 million reserve for respiratory claims during the year ended December 31, 2004.  This estimate was based on an analysis prepared by an outside expert.  The Predecessor reevaluated this reserve in its first and second quarter 2005 financial statements and concluded the $1.25 million recorded reserve continued to be its best estimate of the probable loss for the respiratory contingency.

In the July 2005 acquisition purchase accounting (as first reported in the Form 10-Q for the third quarter of 2006), we carried forward the $1.25 million liability for this pre-acquisition contingency.  Although management concluded that it was likely their estimate of this pre-acquisition contingent liability would be increased during the purchase accounting allocation period as the new ownership finalized their strategy for addressing the liability and gathered information (primarily related to case information and the working relationship among the prior owners of North), it was unlikely the amount would be lower than the amount recorded by the Predecessor.  Thus, the $1.25 million amount represented the low end of a probable loss range, subject to further adjustment during the allocation period.

In December 2005, we began negotiations with the former owners of the North business to enter into the JDA. We engaged an outside expert and determined that the liability should be increased to $5.0 million as of December 31, 2005 as part of the purchase price allocation process.  The $5.0 million reserve as of December 31, 2005 represented management’s best estimate of the liability based on the current status of negotiations.  As of December 31, 2005, the estimate was still preliminary as we were awaiting finalization of the JDA negotiation process.

As discussed above, we entered into the JDA effective July 1, 2006 and completed our evaluation of the reserve.  After all information was obtained (including final calculations by an outside expert), we adjusted the reserve to $7.0 million as part of the purchase price allocation process during the permitted “allocation period”.  As of December 31, 2006, the reserve balance is $6.8 million.

The final estimated amount recorded in purchase accounting related entirely to losses incurred before the July 2005 acquisition. Our final estimate of the probable loss for the respiratory contingency incorporated the new ownerships’ decision to enter into the JDA.  The decision represented a significantly different plan as new ownership agreed to assume losses related to claims with unknown years of exposure.  In addition, the decision to enter the JDA was being considered from the date of the acquisition and the ultimate decision was made during the allocation period.

We believe that this reserve represents a reasonable estimate of our probable and estimable liabilities for product claims alleging injury resulting from exposure to silica dust and other particles, including asbestos, as determined by us in consultation with an outside expert. We believe that a five-year projection of claims and related defense costs is the most reasonable approach. This reserve will be re-evaluated periodically and additional charges or credits will be recorded to operating expenses as additional information becomes available.

It is possible that we may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and our indemnification from Invensys, but recognizing the inherent uncertainties in the projection of any future events, we believe that these suits or claims should not result in final judgments or settlements in excess of our reserve.

2.                                       We have reviewed your response to comment 2 in our letter dated January 11, 2007.  Based on the information presented in your CODM reports, it is not overly clear to us that the operations that you have identified as product lines or grouping such as North US and Africa are not operating segments as defined by paragraph 10 of SFAS 131.  In this regard, we assume  that this discrete level of information is regularly provided to the CODM for specified business purposes, including assessing performance and allocating resources.  We also assume that detailed information at these levels for sales and deviations from prior year and budget are intended to assess performance.  However, we note your response that while your CODM looks as product line sales information for at least both the general safety and preparedness and fire service segments, the decision to allocate resources and assess performance is made based on the combined performance of all the segments’ product lines.  We also recognize that the identification of operating segments and presentation of reportable segments involves a great deal of management judgment and is subject to considerable interpretation.  As such, we have no further comment at this time, but we urge you to continually assess the propriety of your application of SFAS 131.

The Company notes the Staff’s responses and will continually assess its application of SFAS 131.

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (630) 572-8234.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ DAVID F. MYERS, JR.
David F. Myers, Jr.
Executive Vice President and
Chief Financial Officer

cc:	Carol Anne Huff, Kirkland & Ellis LLP
Geraldine Sinatra, Dechert LLP